Supplemental Information

     As a foreign corporation, Fresenius Medical Care is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of certain Pooling Agreements Fresenius Medical Care has agreed to provide information to shareholders which was roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign corporation:

(i)

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of Our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities. The above information is contained in this letter and in the 2003 Annual Report to Shareholders included with this letter.

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

     Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Reciept (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights.

     To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2003, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2003 Fresenius AG’s Ordinary shares represented approximately 37% of our total share capital. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2003 2,079,369 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,673 U.S. holders and 47,401 Preference ADSs, each representing one-third of a Preference share, were held of record by 5 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2003.

(ii)	Trading Markets

     The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings. The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

     Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS_p. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank.

Trading on the Frankfurt Stock Exchange

     Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2003, the most recent figures available, the shares of 5,730 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 820 were German companies and 4,901 were foreign companies.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitspreis) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

     FMC’s shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Starting on November 3, 2003, the Deutsche Börse AG shortened the trading hours for Xetra to between 9:00 a.m. and 5:30 p.m. CET instead of between 9:00 a.m. and 8:00 p.m. These hours are effective for one year, and will be reviewed after 6 months to decide if they should be continued. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra though their banks and brokers.

     Deutsche Börse AG publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) and other information for all traded securities on the Internet, webpage http://www.exchange.de.

     Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

     The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

     The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

     The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

	Price per ordinary share (€)
	High	Low

2004 February	62.14	56.63
January	58.03	52.16
2003 December	57.00	53.07
Novermber	54.99	49.06
October	52.95	48.25
September	53.77	45.61
August	47.37	43.48
2003 Fourth Quarter	57.00	48.25
Third Quarter	53.77	42.00
Second Quarter	50.90	39.32
First Quarter	48.79	38.00
20002 Fourth Quarter	46.40	20.76
Third Quarter	53.19	19.98
Second Quarter	73.00	42.00
First Quarter	71.21	56.00

2003 Annual	57.00	38.00
2002 Annual	73.00	19.98
2001 Annual	92.90	66.77
2000 Annual	103.60	72.40
1999 Annual	88.70	47.20

     The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2003 was 340,579 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 27, 2004, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was €53.94, equivalent to $69.25 per Ordinary share.

     The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999.

	Price per preference share (€)
	High	Low

2004 February	38.33	36.20
January	40.95	35.84
2003 December	41.00	38.25
Novermber	40.17	35.26
October	39.50	35.01
September	40.50	33.80
August	34.58	31.40
2003 Fourth Quarter	41.00	35.01
Third Quarter	40.50	30.09
Second Quarter	36.00	28.50
First Quarter	35.60	27.36
20002 Fourth Quarter	33.80	15.80
Third Quarter	38.00	15.17
Second Quarter	53.90	33.10
First Quarter	53.80	41.50

2003 Annual	41.00	28.50
2002 Annual	53.90	15.17
2001 Annual	65.25	46.01
2000 Annual	58.00	38.00
1999 Annual	43.50	30.30

     The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2003 was 34,456 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 27, 2004, the closing sales price per Preference share on the Frankfurt Stock Exchange was €36.49, equivalent to $46.84 per Preference share.

Trading on the New York Stock Exchange

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

	Price per ordinary ADS ($)
	High	Low

2004 February	23.90	21.90
January	24.05	21.76
2003 December	23.54	21.53
Novermber	21.66	18.80
October	20.39	18.90
September	20.20	16.79
August	17.72	16.00
2003 Fourth Quarter	23.54	18.80
Third Quarter	20.20	16.00
Second Quarter	18.00	15.33
First Quarter	17.49	13.20
20002 Fourth Quarter	15.20	7.04
Third Quarter	18.10	6.70
Second Quarter	21.60	14.20
First Quarter	21.20	16.35

2003 Annual	23.54	13.20
2002 Annual	21.60	6.70
2001 Annual	28.30	19.80
2000 Annual	30.19	22.56
1999 Annual	29.87	15.81

     On February 27, 2004, the closing sales price per Ordinary ADS on the NYSE was $22.35.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

	Price per preference ADS ($)
	High	Low

2004 February	16.05	14.95
January	17.20	14.89
2003 December	16.68	15.20
Novermber	15.90	13.85
October	15.11	13.74
September	15.00	12.40
August	12.44	11.50
2003 Fourth Quarter	16.68	13.74
Third Quarter	15.00	11.50
Second Quarter	12.60	10.90
First Quarter	12.35	9.85
20002 Fourth Quarter	11.10	5.30
Third Quarter	12.11	4.90
Second Quarter	15.70	10.90
First Quarter	15.68	12.46

2003 Annual	16.68	9.85
2002 Annual	15.70	4.90
2001 Annual	19.64	14.00
2000 Annual	16.91	13.25
1999 Annual	16.75	11.25

On February 27, 2004, the closing sales price per Preference ADS on the NYSE was $15.15.

(iii)	Directors and Senior Management

General

     In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

Our Supervisory Board

     Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described in the exhibits, at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

If and when either:
o	Fresenius Medical Care AG itself has more than 500 employees; or

o	we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the supervisory board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, the supervisory board will increase to 12 persons and the holders of Ordinary shares and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members each. In that case, the Chairman of the supervisory board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

     The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member’s term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting. The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

     The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

     The table below provides the names and ages of the members of our supervisory board.

Age as of December 31, 2003
Name
Dr. Gerd Krick, Chairman	65
Dr. Dieter Schenk, Deputy Chairman	51
Prof. Dr. Bernd Fahrholz	56
Walter L. Weisman (1)	68

(1) Independent Director

(1) Independent Director

     The term for each member of the supervisory board set forth above will expire at the end of the fiscal year 2005. Members of the supervisory board are eligible for reelection at the 2006 Annual General Shareholders Meeting.

     DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. From 1992 to 2003, he was Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the supervisory boards of Vamed AG, Fresenius Kabi AG and Fresenius Kabi Austria GMBH all of which are subsidiaries of Fresenius AG.

     DR. DIETER SCHENK has been Vice Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG. He also serves as a member and chairman of the supervisory board of Gabor Shoes AG, a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG.

     PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and was a member of the management board of Dresdner Bank AG since 1998 and its Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the management board of Allianz AG and chairman of the supervisory board of Advance Holding AG until March of 2003. Dr. Fahrholz was a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc.until February of 2003, BNP-Paribas S.A. until March of 2003 and Dresner Bank Luxembourg S.A. until October of 2003. He currently serves on the supervisory boards of BMW AG;.and Heidelberg Cement AG.;

WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc., Maguire Properties, Inc., and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of trustees for the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service. STEPHEN M. PECK was elected to our supervisory board in 1999. He is currently a partner with Wilderness Funds LP. He is a former managing partner of Weiss, Peck & Greer which he co-founded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of Advance Auto Parts, Inc., Boston Life Sciences, Inc. and Carnac Resource, Inc. Mr. Peck is presently on the Board of Trustees of Mount Sinai Medical Center, Mount Sinai Hospital, and the Mount Sinai School of Medicine. He is a member of the Board of Trustees of Mount Sinai/NYU Health and The Jewish Theological Seminary.

Management Board

     Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below. The table below provides names, ages, positions and terms of office of the members of our management board.

	Age as of		Year
	December 31,		Term
Name	2003	Position	Expires

Dr. Ben J. Lipps	63	Chairman of the management board, Chief Executive Officer of our Company	2008

Roberto Fusté	51	Chief Executive Officer for Asia Pacific	2006

Dr. Emanuele Gatti	48	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2005

Lawrence Rosen	45	Chief Financial Officer (as of November 1, 2003)	2005

Dr. Rainer Runte	44	General Counsel and Chief Compliance Officer	2005

Mats Wahlstrom	49	Co-Chief Executive Officer, Fresenius Care North America and President Fresenius Medical Services North America

Rice Powell	48	Co-Chief Executive Officer, Fresenius Care North America and President Extracorporeal Therapies and Lab Group

     DR. BEN J. LIPPS has been Chairman of the management board since May 1, 1999 and was Vice Chairman of the management board from September 1998 until May 1, 1999. He has been President and a director of Fresenius Medical Care Holdings since September 1996 and President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and served in various capacities with Fresenius USA’s predecessor since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Fresenius USA’s predecessor, Dr. Lipps was a Vice President of Research and Development for Cordis Dow Corporation.

     ROBERTO FUSTÉ was appointed to our management board effective January 1, 1999. Mr. Fusté is responsible for the Asia-Pacific region within the International segment, for which he assumed responsibility in 1998. Mr. Fusté joined Fresenius AG in 1991 when Fresenius AG acquired Nephrocontrol S.A., a Spanish company which he founded in 1985 and of which he was Managing Director and joint owner. After the company was acquired by Fresenius AG, he continued as Managing Director. In 1995, he joined the Head Office of Fresenius AG where he has held various executive positions.

     DR. EMANUELE GATTI has been a member of our management board since May 1997 and is President and Chief Executive Officer of Europe, Latin America, Middle East and Africa within the International segment. Previously he was Executive Vice President with responsibility for our dialysis business in Southern Europe. Dr. Gatti joined the Fresenius Group in 1989 when Fresenius AG acquired Sis-ter, an Italian company of which he was General Manager. He has been working in the field of dialysis since 1981 after leaving the Polytechnic School of Milan where he was involved in teaching and biomedical research.

     LAWRENCE ROSEN joined our management board on November 1, 2003 and is Chief Financial Officer. He served as Group Senior Vice President for Corporate Finance and Treasury with Aventis S.A., in Strasbourg, France before his move to Fresenius Medical Care. In that position he was responsible for all Corporate Finance activities as well as Risk and Cash Management, including banking and rating agency relationships. Lawrence Rosen worked for Aventis S.A. and its predecessor companies since 1984 and has served in senior finance and treasury positions in North America, Germany, and France. He holds a Master of Business Administration (MBA) from the University of Michigan, USA and a Bachelor of Science in Economics from the State University of New York at Brockport, USA.

     DR. RAINER RUNTE was appointed a deputy member of our management board as General Counsel and Chief Compliance Officer effective March 15, 2002 and as of January 1, 2004 was made a full member of the Management Board responsible for law and compliance worldwide. Dr. Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

     As of January 1, 2004, the following new members were appointed to the Company’s Management Board:

RICE POWELL is member of the Management Board for dialysis products, extracorporeal therapies and lab group of Fresenius Medical Care in North America. He joined Fresenius Medical Care in 1997 and was appointed to the Management Board of the Company in January 2004. Mr. Powell has more than 25 years of experience in healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MATS WAHLSTROM can look back on nearly 20 years of experience in the renal field. From 1983 to 1999 Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America. He became a member of the Management Board for dialysis care in North America in January 2004.

     The business address of all members of our management board and supervisory board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

(iv) Compensation of Our Management Board and our Supervisory Board

     For the year ended December 31, 2003, we paid aggregate cash compensation to all members of the Management Board of €3.4 million. The aggregate compensation fees to all members of the Supervisory Board was €0.4 million including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

During 2003 we awarded no options to members of the Management Board to purchase our preference shares without or without stock price targets under the new FMC International 2001 Plan. At December 31, 2003 Management Board members held options to acquire 99,600 Preference shares, all of which were exercisable at a weighted average exercise price of €36.49 under FMC 98 Plan 2 and 239,250 options, of which 27,460 are exercisable under the FMC 2001 stock incentive plan.

During 1999, the Company granted to a member of the Management Board a five-year loan of $2 million with interest at 6.0% per annum. This loan was repaid in 2003.

   (v) Options to Purchase Our Securities

Stock Option Plans

     Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the “FMC Plan”) for our key management and executive employees. As of December 31, 2003, 53,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

     During 1998, we adopted two stock incentive plans (“FMC 98 Plan 1” and “FMC 98 Plan 2”) for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares (“Options”). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One-third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

     On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of €10,240,000 to the members of the Management Board and to other employees entitling the holders to a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset our obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increases by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

     The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 2,002,911 options outstanding at December 31, 2003, 360,049 options were issued under the plan with the stock price target.

Rollover options

     In connection with our formation, employees of National Medical Care exchanged options to purchase W.R. Grace common stock and Fresenius USA employees exchanged options to purchase Fresenius USA common stock for equivalent options with respect to our Ordinary shares. When we were formed, German corporate law did not allow us to reserve Ordinary shares and issue them upon the exercise of these rollover options, as is done by U.S. corporations. Instead, we issued the Ordinary shares issuable upon exercise of the options to Fresenius AG, which will hold the shares until exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the Ordinary shares underlying options formerly related to W.R. Grace common stock. Upon exercise of any of these options, the holder will pay the option exercise price to us and Fresenius AG will deliver the Ordinary shares to the depositary for the Ordinary shares against issuance of American Depository Shares (“ADSs”) representing Ordinary shares in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, Fresenius AG will transfer the underlying Ordinary shares to us at no cost. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA common stock, the underlying Ordinary shares will revert to Fresenius AG. All rollover options expire on the same date on which the previous options to purchase either the W.R. Grace common stock or Fresenius USA common stock to which such rollover options relate would have expired.

     During the year ended December 31, 2003, 79,491 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 24,927 Ordinary ADSs were outstanding and exercisable as of December 31, 2003 at a weighted average exercise price of $13.53. Members of our Supervisory Board and our Management Board, as a group, held no rollover options.